C201303800344

SOSID: 0646617
Date Filed: 2/7/2013 12:01:00 PM
Elaine F. Marshall
North Carolina Secretary of State

C201303800344

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
OF
BNC BANCORP

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is: **BNC BANCORP**

2. The text of each amendment adopted is as follows:

   The designation of the preferences, limitations, and relative rights of the Company's Mandatorily Convertible Non-Voting Preferred Stock, Series B, as set forth in the Amendment to the company's Articles of Incorporation filed June 14, 2010 shall be amended to add the following section:

   Section 14. Conversion of Series B Preferred Stock to Non-Voting Common Stock. Upon written notice to the Corporation, any holder of Series B Preferred Stock may request that the Corporation convert any number of such holder's shares of Series B Preferred Stock into an equal number of shares of the Corporation's Non-voting Common Stock and such conversion shall be effected immediately thereafter by the Corporation by issuing to such holder the shares of the Corporation's Non-voting Common Stock and related certificates.

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

   Not applicable.

4. The date of adoption of the amendment was as follows: May 21, 2012.

5. The amendment was approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6. These articles will be effective upon filing.

This the 7th day of February, 2013.

BNC Bancorp

David B. Spencer
Executive Vice President/Chief Financial Officer